EXHIBIT 8.2

                    OPINION OF COOPERS & LYBRAND L.L.P.

June 18, 1996

Mr. Jay B. Rising
President
Metropolitan Realty Corporation
535 Griswold, Suite 748
Detroit, MI  48226

RE:     Proposed Restructuring and Offering

Dear Mr. Rising:

This letter is in response to your request for our opinion regarding the federal income tax consequences of the proposed restructuring of Metropolitan Realty Corporation and the proposed new offering. It replaces our prior opinion to you dated November 22, 1996, and is based on draft copies of registration statement Forms S-4 and S-11, as filed and amended with the Securities Exchange Commission, the proposed Operating Agreement of Metropolitan Realty Company, L.L.C., dated October 27, 1995, and an appraisal of MRC assets by Cushman & Wakefield, dated September 27, 1995. We have also assumed that MRC is organized and operating as a qualified real estate investment trust for federal income tax purposes, and that the limited liability company will have at least two members at all times and was validly formed, registered and operated under the Delaware Limited Liability Company Act.

The Proposed Transaction

General. Through a series of transactions, MRC proposes to convert into a limited liability company ("MRC,LLC") organized under Delaware law. MRC will contribute or assign substantially all of its assets and liabilities to MRC,LLC in exchange for all the Class A Membership Interests in MRC,LLC. Thereafter, existing Majority Stockholders of MRC will receive the Class A Membership Interests in proportion to and in exchange for their stock ownership in MRC in a liquidating transaction. Certain Minority Stockholders will be entitled to a cash payment in lieu of receiving Membership Interests in MRC,LLC. In addition, MRC,LLC will issue Class B Membership Interests to new investors in exchange for cash.

The assets to be contributed to MRC,LLC consists primarily of mortgages and cash or cash equivalents. The liabilities to be assumed by MRC,LLC are de minimus.<F1>1

In general, holders of the Class A Membership Interests will be entitled to participate

- --------
<F1>1 Liabilities are less than one percent of Class A Assets.

proportionately in the Class A Assets, which will consist initially of the former assets of MRC that are transferred to MRC,LLC. Holders of Class B Membership Interests will participate in the Class B Assets, which will consist initially of the net proceeds of the Class B offering as invested by Management. Under the Operating Agreement, certain expenses of MRC,LLC that are attributable solely to one class of assets will be allocated entirely to that class, while other general expenses of MRC,LLC will be allocated proportionately among both classes. Notwithstanding MRC,LLC's intention to so apportion expenses, neither the Class A Assets nor the Class B Assets will be beyond the reach of MRC,LLC's general creditors.

Federal Tax Consequences of the Proposed Transaction

The Organizational Transactions. No gain or loss will be recognized by MRC upon the contribution of its assets to MRC,LLC in exchange for Class A Membership Interests, provided 1) MRC,LLC is classified as a partnership for federal income tax purposes, and 2) no more than eighty percent of the value of MRC,LLC's assets (excluding cash and nonconvertible debt obligations) can be represented by readily marketable stocks or securities, or interests (shares) in regulated investment companies or REITs. In addition, no gain or loss will be recognized by holders of Class B Membership Interests upon the contribution of cash to MRC,LLC solely in exchange for such shares.

After the contribution of its assets to MRC,LLC in exchange for MRC,LLC Class A Membership Interests, MRC will distribute the Membership Interests to the Majority Shareholders in a liquidating distribution. Under section 336(a) of the Code, the distribution will be treated as if MRC sold the distributed Membership Interests to the distributees at fair market value (i.e., net value of property distributed, plus liabilities assumed or taken subject to), and gain or loss will be recognized. Based on the appraised values of MRC's assets, MRC will realize a net loss as a result of the distribution.<F2>2

Amounts received by shareholders in a distribution in complete liquidation will be treated as full payment in exchange for their stock pursuant to section 331 of the Code. Gain or loss will be recognized based on the difference between the amount of the distribution and the shareholder's tax basis in its MRC stock. Such gain or loss may be excludible from unrelated business taxable income (UBTI) of a tax exempt shareholder, depending on the circumstances of the particular investor (e.g., whether the investment was "debt-financed"). See Tax Exempt Investors, below, for additional discussion of the UBTI rules.

The liquidating distribution of Class A Membership Interests to MRC Majority Shareholders will result in a termination and reconstitution of MRC,LLC solely for tax purposes under

<F2>
- --------
2 Were MRC to realize a net gain resulting from the distribution, it would be entitled to a dividends paid deduction to the extent the distribution is chargeable to accumulated earnings and profits and, if the liquidation is completed within 24 months (after the adoption of a plan of liquidation), to the extent of current earnings and profits. Section 562(b)(1) of the Code.

section 708 of the Code. Generally, under a section 708 termination, the bases of MRC,LLC's assets will be substituted with the bases of MRC,LLC shares held by its Members. The new bases will then carryover to the reconstituted MRC,LLC. The tax lives of any depreciable or amortizable assets held by MRC,LLC may require recomputation or extension as the result of a section 708 termination.

Taxation of the MRC,LLC and Members

Partnership Status. MRC,LLC is seeking a ruling from the Internal Revenue Service that it will be classified as a partnership for federal income tax purposes (see Classification as Partnership, below, for a discussion of the ruling request). As a partnership, MRC,LLC will not be subject to federal income tax, but will pass through items of income, gain, deduction, loss and credit to Members.

Taxation of MRC,LLC Members. Provided MRC,LLC is classified as a partnership for federal income tax purposes, items of income, gain, loss, deduction or credit will be allocated proportionately (based on class of membership interests) to Members, which will be treated as partners for tax purposes. As partners for tax purposes, Members may be subject to tax on their distributive share of income or gain, without regard to whether they receive a distribution from MRC,LLC.

Under section 704(d) of the Code, a Member's distributive share of losses of MRC,LLC (including capital losses) is limited to such Member's adjusted basis in the MRC,LLC interests, determined at the end of the taxable year in which such loss occurred. A loss disallowed under this provision generally may be deducted in the taxable year when a Member acquires sufficient additional basis in its interest, either through contributions to MRC, LLC, an increased share of MRC,LLC liabilities, or allocations of income.

Under MRC,LLC's Operating Agreement, holders of Class A Shares generally will be allocated items of income, deduction, gain and loss attributable to Class A Assets, and will receive distributions from income and other sources attributable to Class A Assets. Holders of Class B Shares will receive similar allocations and distributions attributable to Class B Assets. In addition, Class B Members may receive regular distributions of cash attributable to principal repayments on mortgages constituting Class B Assets. Certain general expenses of MRC,LLC will be allocated proportionately among both classes.

Under section 731 of the Code, in the case of a distribution of money to a Member, gain will not be recognized by such Member, except to the extent that any money so distributed exceeds the adjusted basis of the Member's interest in MRC,LLC immediately before the distribution. In addition, losses will not be recognized by Members as a result of a distribution of money (other than in liquidation of a Member's interest in MRC,LLC). Any gain or loss recognized as a result of a distribution generally will be considered as gain or loss from the sale or exchange of the Member's interest in MRC,LLC.

Member Tax Basis. The initial basis of an MRC,LLC interest for a Class A Member will be the net fair market value of such interest, plus the Member's share of liabilities of MRC,LLC following the admission of Class B Members. The initial basis of Class B Member's interest will be the amount of cash contributed by such Member, plus the Member's allocable share of liabilities.

Provided no Member is liable for the liabilities of MRC,LLC, such liabilities will be considered non-recourse for purposes of determining a Member's basis. Under section 1.752-3 of the Income Tax Regulations, non-recourse liabilities are allocated first to the extent of a Member's section 704(b) share of partnership minimum gain;<F3>3 second, to the extent a Member would realize taxable gain under section 704(c) of all of MRC,LLC's property that is subject to non-recourse debt were sold for the amount of the debt and no other consideration; and, third, in proportion to the Member's share of profits of MRC,LLC. Following the organization of MRC,LLC, it will have no section 704(b) minimum gain or section 704(c) gain; thus, liabilities will be allocated in accordance with a Member's profits interest.<F4>4

The tax basis of a Membership Interest that is attributable to such liabilities will be reduced as the result of the admission of new Members (e.g., the admission of Class B Members following the initial admission of Class A Members), since the new Members will be entitled to their allocable share of liabilities in accordance with their profits interests. To the extent liabilities are thus shifted from a Member, such amount will be treated as a distribution to such Member. This distribution is applied against and reduces the tax basis of such Member's interest in MRC,LLC. To the extent such deemed distribution exceeds a Member's basis, it could create taxable gain.

However, it is anticipated that MRC,LLC's liabilities will be small relative to its total assets (current liabilities are approximately one percent of Class A Assets). Assuming such liabilities remain de minimus, a deemed distribution resulting from a liability shift will likewise be de minimus and should not exceed a Member's basis.

Under section 705 of the Code, a Member's basis in MRC,LLC interests will also be adjusted for the Member's distributive share of MRC,LLC's taxable income (based on the class of membership interest), tax-exempt income, losses and non-capital expenditures that are not otherwise taken into account in computing taxable income. In addition, under section 733 a Member's basis will be reduced (but not below zero) for non-liquidating

- --------
<F3>
3 Section 704(b) minimum gain generally is the aggregate gains that would be realized (using book bases) if properties subject to non-recourse liabilities were sold for no consideration other than full satisfaction of the liabilities.
<F4>
4 Following the liquidating distribution of MRC,LLC interests, MRC,LLC will have no initial section 704(b) minimum gain or potential gain under section 704(c), since MRC,LLC's assets will have bases equal to their fair market values and its assets are not subject to any non-recourse liabilities.

distributions by the amount of money distributed to such Member and by the amount of the basis in the hands of the Member of any property distributed to such Member.

Minimum Gain Chargebacks and Qualified Income Offsets. For income tax regulatory compliance purposes, the Operating Agreement contains minimum gain chargeback and qualified income offset provisions. In the event that either of these mandatory allocations is triggered, it could cause some Class A income to be allocated to Class B Members, or Class B income to be allocated to Class A Members.

A minimum gain chargeback would be triggered upon a net decrease in partnership minimum gain for a taxable year. Minimum gain is the amount by which MRC,LLC's nonrecourse debt exceeds its basis in property subject to the debt.<F5>5 A decrease in minimum gain could occur, for example, as the result of the payment of a liability or the sale of a property subject to nonrecourse debt. If there is a reduction in MRC,LLC's minimum gain, then to the extent of the minimum gain chargeback MRC,LLC may be required to allocate proportionately each and every item of gain or income to any Member who was previously allocated nonrecourse deductions.

MRC,LLC represents that it does not intend to maintain any significant levels of debt and therefore does not anticipate creating any minimum gain that could result in a chargeback. Nevertheless, no assurance can be given that minimum gain chargebacks will not occur.

A qualified income offset could occur when a Member receives a distribution from MRC,LLC at a time when such Member has an excess negative capital account balance (i.e., a negative balance in excess of a Member's obligation to make additional contributions). In this case, a portion of each and every item of MRC,LLC's income or gain could be allocated to such partner until the capital account is no longer negative. Although MRC,LLC represents that it does not intend to make distributions that would result in negative capital account balances for any Member, no assurance can be given that qualified income offsets will never be required.

Tax Allocations With Respect To Contributed Properties. Pursuant to section 704(c) of the Code, income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership, must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the contributed property. The amount of such unrealized gain or loss is generally equal to the difference between a property's fair market value and its adjusted tax basis, and is referred to as the "book-tax difference". Such allocations are solely for tax purposes, and do not affect the book capital accounts or other economic or legal arrangements of the parties.

<F5>
- --------
5 Assuming no Member will bear the economic risk of loss for any debt of MRC,LLC, it is likely that all of MRC,LLC's debt would be considered nonrecourse.

MRC,LLC will be formed by way of contributions of assets reflecting losses for federal tax purposes. However, as a result of the section 708 termination (caused by the liquidating distribution of Class A Membership Interests by MRC), Company's assets will have fair market value bases equal in the aggregate to the bases of the outstanding Membership Interests. Consequently, any book-tax differences will be eliminated and special allocations should not be required under section 704(c). However, should other appreciated or depreciated assets be contributed to MRC,LLC, or should a book-tax disparity otherwise arise, special allocations could be required under section 704(c).

Tax Exempt Investors

General. Income from unrelated trades or businesses may be subject to tax in the hands of a tax exempt entity. Generally, income from a partnership is deemed to be unrelated business taxable income (UBTI) for most tax exempt pension and profit-sharing funds, except that the Code specifically excludes from UBTI all dividends, interest, amounts received as consideration for entering into agreements to make loans, royalties, certain gains from sales of investments, certain rents, certain other items, and all deductions directly connected with such income.

Fees. Certain service fees that MRC,LLC may generate or be reimbursed for (e.g., legal, accounting, appraisal and closing costs) do not represent interest or other excluded forms of income and therefore may be included in UBTI. Typically, these types of fees are reimbursements for costs incurred by MRC,LLC and may be offset at least partially by expense deductions that are directly connected to the fee income.

Real Property Rents. Although MRC,LLC does not intend to invest in real property for the production of rents, it may nevertheless acquire such properties as a result of foreclosure or other transactions. In such case, in order to avoid generating UBTI MRC,LLC may manage such properties in accordance with certain restrictions set forth in the federal income tax regulations. These restrictions are not materially different from certain REIT rules that MRC is currently required to follow in managing real property it may hold.

Debt-financed Property. Generally, a portion of any income from property that is "debt-financed" is considered UBTI. The term "debt-financed" generally means any debt that is incurred or carried in connection with the acquisition or improvement of property. The portion of income that is included in UBTI is that proportion of the total gross income that is derived from or on account of debt-financed property as the average acquisition indebtedness bears to the average amount of the property's adjusted basis throughout the year. To the extent MRC,LLC has no acquisition indebtedness within the meaning of section 514 of the Code, it should not produce any debt-financed income that is includible in UBTI.

Dealer Property Sales. Gains or losses realized from the sale, exchange or other disposition of property held primarily for sale to customers in the ordinary course of a trade or business

(i.e., dealer property sales) is UBTI. Whether a particular transaction is a dealer property sale depends on all the relevant facts and circumstances of the transaction. Although MRC,LLC does not intend to generate UBTI from dealer property sales, no assurance can be given that such UBTI will always be avoided.

Classification as Partnership

MRC,LLC is seeking a private letter ruling from the Internal Revenue Service ("IRS") which recognizes that it is classified as a partnership for federal income tax purposes. There can be no assurance that the IRS will provide a favorable ruling to MRC,LLC. In order to obtain a favorable ruling, MRC,LLC may be required to make certain representations relating to MRC,LLC's operational activities, sources of income, cash distribution policies, etc., or to amend certain provisions of the Operating Agreement relating to these or other items.

The following discussion outlines the basic issues relating to MRC,LLC's classification as a partnership and the consequences of failing to be classified as a partnership. Since the discussion is for general informational purposes only, it is not intended to provide a complete analysis of the matters therein. Because some of these issues are matters of first impression for which a private ruling will be sought, Coopers & Lybrand, L.L.P. expresses no opinion regarding the classification of MRC,LLC for federal tax purposes.

        1. Classification Standards

Generally, in order to be classified as a partnership for federal income tax purposes, MRC,LLC must have business associates and an objective to carry on business for joint profit. In addition, it must lack at least two of the following four "corporate" characteristics: (i) continuity of life, (ii) centralization of management, (iii) limited liability, and (iv) free transferability of interests. MRC,LLC is seeking a ruling that it is a partnership based on the absence of the corporate characteristics of free transferability of interests and continuity of life.<F6>6

Assuming that MRC,LLC satisfies the foregoing tests, it may nevertheless be taxable as a corporation if it is a publicly traded partnership ("PTP") under section 7704 of the Code, or a taxable mortgage pool ("TMP") under section 7701(i).

        2. Publicly Traded Partnership

A partnership is considered to be a PTP if interests in such partnership (i) are traded on an established securities market, or (ii) are readily tradable on a secondary market (or the substantial equivalent thereof). Final regulations pertaining to the definition of a PTP were

<F6>
- --------
6 See, Part 4. Failure to be Classified as a Partnership, below, for a discussion of the joint profit motive requirement.

issued by the Internal Revenue Service, effective December 4, 1995.

Even if a partnership is classified as a PTP, it will not be taxed as a corporation if 90 percent or more of its gross income consists of qualifying income (i.e., passive income exception). Generally, qualifying income includes interest, dividends, real property rents and gains from the sale or other disposition of real property.

For purposes of the passive income exception, interest will not be considered qualifying income if it is derived in the conduct of a financial or insurance business, or would be excluded from the term "interest" under section 856(f) (i.e., the REIT definition of interest).

MRC,LLC does not intend for its Membership Interests to be traded on an established securities market, or readily tradable on a secondary market (or the substantial equivalent thereof). If MRC,LLC's Membership Interests are not publicly traded under either of these tests, MRC,LLC will not be considered a PTP for federal income tax purposes. However, because the publicly traded issue is inherently factual, and because the availability of certain safe harbors in the final regulations is uncertain, MRC,LLC is seeking a ruling from the IRS that it will satisfy the passive income exception to the PTP rules with respect to interest earned by MRC,LLC.

        3. Taxable Mortgage Pool

MRC,LLC could also be taxable as a corporation if it is classified as a taxable mortgage pool ("TMP") under section 7701(i) of the Code. Generally, a TMP is any entity (other than a real estate investment conduit, or REMIC) if -

        1) Substantially all of the assets of such entity consists of debt obligations (or interests therein) and more than 50 percent of such debt obligations (or interests) consists of real estate mortgages (or interests therein),

        2) Such entity is the obligor under debt obligations with 2 or more maturities, and

        3) Under the terms of the debt obligations referred to in clause 2) (or underlying arrangement), payments on such debt obligations bear a relationship to payments on the debt obligations (or interests) referred to in clause 1).<F7>7

The TMP rules also provide that under IRS regulations equity interests of varying classes which correspond to maturity classes of debt shall be treated as debt.

Generally, all of the beneficial interests with respect to a single asset pool of MRC,LLC are represented by a single class of Membership Interests which have identical terms. Accordingly, MRC,LLC is seeking a ruling that its Membership Interests do not represent

<F7>
- --------
7 See, section 7701(i)(2)(A) of the Code and proposed regulation section 301.7701(i)-1.

debt obligations with 2 or more maturities, the payments on which bear a relationship to payments received on its mortgage assets.

        4. Failure To Be Classified As A Partnership

Joint Profit Objective. As noted in the discussion under Classification Standards, above, in order to be classified as a partnership an entity must have associates with a joint profit objective. Arguably, the separate allocations of income and expenses of MRC,LLC's asset pools to different classes of investors could cause the separate classes not to have a joint profit objective. If a joint profit objective were lacking between the classes, then each separate asset pool may be treated as a separate entity for federal income tax purposes. Even under these circumstances, under the Operating Agreement the separate asset pools will independently have a joint profit objective among the investors in such pool and will not fail to qualify as separate partnerships for lack of a joint profit objective.

If the Class A Assets and the Class B Assets are treated as two separate partnerships, then each pool will be required to file separate partnership tax returns each year. Although investors in the separate pools will technically report income from different partnerships, the federal tax treatment of the investors will not be materially altered as a result of this treatment.

Notwithstanding that a significant portion of the income and expenses of the separate pools will be segregated, a possibility exists that the income from one pool may be allocable to investors in the other pool as a result of the required regulatory allocations. In addition, the assets of either pool may be reached by the general creditors of MRC,LLC. These factors indicate that the income to investors in either pool will be influenced by the overall performance of both pools and that a joint profit objective exists between the pools.<F8>8

Classification as an Association. If MRC,LLC is not classified as a partnership (either because it has a preponderance of corporate characteristics under the partnership classification standards, or is treated as a PTP or TMP), MRC,LLC or a portion of its assets could be treated as an association that is taxable as a corporation for federal income tax purposes. As an ordinary corporation, MRC,LLC would be subject to an entity level tax.

However, if MRC,LLC were classified as a corporation, it may be able to elect qualified REIT status on a prospective basis, provided it otherwise satisfies the REIT organizational, asset and income tests. As a qualified REIT, MRC,LLC would be entitled to a deduction for dividends paid to shareholders, and would thereby avoid an entity level tax on income

<F8>
- --------
8 On May 9, 1996, the Internal Revenue Service published proposed regulations that would permit unincorporated entities to elect to be treated as a partnership or a corporation for federal income tax purposes. The election would not be available in the case of a publicly traded partnership or a taxable mortgage pool. Accordingly, the regulations if finalized are unlikely to affect the classification of MRC,LLC under the PTP and TMP rules. Prop. Reg. section 301.7701-2(b)(7).

that is so distributed.

Under section 1.856-2(b) of the Income Tax Regulations, a REIT election is made by computing taxable income as a REIT in the tax return for the taxable year for which the election is to be effective. If MRC,LLC files returns other than as a REIT (i.e., as a partnership), and it is subsequently determined that MRC,LLC is not a partnership for federal tax purposes, then MRC,LLC may be subject to an entity level tax for such prior years notwithstanding that it makes a valid REIT election following the adverse determination.

If MRC,LLC is classified as a corporation, the tax consequences of holding MRC,LLC's Membership Interests would also be affected. Rather than reporting income, gain, loss and deductions under the partnership tax rules, distributions by MRC,LLC would be treated as corporate dividends to the extent they are paid from corporate earnings and profits. Distributions in excess of earnings and profits may be treated either as a return of capital or as a gain if the distribution exceeds the Member's tax basis in its Membership Interest. Such treatment may cause a Member to realize a different amount of income for tax purposes than if it were allocated income under the partnership tax rules.

Furthermore, if MRC,LLC is classified as corporation, but makes a valid election to be taxed as a REIT, the taxation of its dividends may be subject to special rules relating to capital gain dividends and tax withholding under the Foreign Investment In Real Property Tax Act in the case of foreign investors. Although corporate dividends ordinarily are not considered to be unrelated business taxable income for tax-exempt investors, under certain circumstances when a REIT is considered a "pension held REIT" under section 856(h)(3), its dividends or a portion thereof may be UBTI.

Other Tax Considerations

The MRC,LLC and its Members may be subject to state or local taxation in various state or local jurisdictions. In addition, special tax considerations may apply depending on the tax status and circumstances of particular investors.

Please advise Mr. Mark Brumbaugh (202-822-5608) or Mr. David Brandon (202-822-4063), both in our Washington, DC office, if you have any questions regarding this letter or if we can be of any further assistance.

Sincerely,

Coopers & Lybrand, L.L.P.

cc:     Mr. Thomas Lewand
        Ms. Barbara Bluford
        Ms. Cheryl Dunn